

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 6, 2017

<u>Via E-mail</u>
William L. Metzger
Senior Vice President and Chief Financial Officer
Brunswick Corporation
1 North Field Court
Lake Forest, Illinois 60045-4811

  Re: Brunswick Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 17, 2017
    File No. 001-01043

Dear Mr. Metzger:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Martin James

       Martin James
       Senior Assistant Chief Accountant
       Office of Electronics and Machinery